

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 7, 2017

Via E-mail
William E. Siwek
Chief Financial Officer
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 100
Scottsdale, AZ 85253

> **Re: TPI Composites, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 17, 2017**
> **File No. 001-37839**

Dear Mr. Siwek:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery